15028073

SECUR... SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
DEC 15 2015

SEC FILE NUMBER
8-69129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/14** (MM/DD/YY) AND ENDING **09/30/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OTCex, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 THIRD AVENUE 26TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTYNAS KAVALIAUSKAS (212) 220-2729
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF, CPAs, LLC
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aB 12/15

aB 12/16

OATH OR AFFIRMATION

I, MARTYNAS KAVALIAUSKAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCTEx, LLC (A LIMITED LIABILITY COMPANY REGISTERED IN NEW YORK STATE), as of SEPTEMBER 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LONDON
01 DECEMBER 2015

PATRICK O'DONNELL
St Clements House
Clements Lane
LONDON
EC4N 7AE
TEL 020 3207 9058
NOTARY PUBLIC

Signature

CEO

Title

Notary Public

(PERSONAL ID AND SIGNATURE ONLY VERIFIED)

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTCex, LLC

Statement of Financial Condition
As of and for the Year Ended September 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of OTCex, LLC

We have audited the accompanying statement of financial condition of OTCex, LLC as of September 30, 2015, and the related statements of operations, changes in member's equity, changes in subordinated loan, and cash flows for the year then ended. These financial statements are the responsibility of OTCex, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OTCex, LLC as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information as set forth on the table of contents has been subjected to audit procedures performed in conjunction with the audit of OTCex, LLC's financial statements. The supplemental information is the responsibility of OTCex, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MBAF CPAs, LLC

New York, NY
December 14, 2015

OTCex, LLC

Statement of Financial Condition
For the Year Ended September 30, 2015

ASSETS	
Cash	$ 902,920
Due from clearing firms	466,642
Commissions receivable	2,188,523
Prepaid expenses and security deposits	49,904
Property and equipment, net of accumulated depreciation of $66,531	229,249
TOTAL ASSETS	$ 3,837,238
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 331,947
Due to Member	1,150,512
Taxes payable	73,466
Deferred tax liability	359,030
Subordinated loan	500,000
TOTAL LIABILITIES	2,414,955
MEMBER'S EQUITY	1,422,283
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,837,238

See Accompanying Notes to Statement of Financial Condition

1. ORGANIZATION AND NATURE OF BUSINESS

OTCex LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is wholly owned subsidiary of OTCex S.A. (the "Member"). In December 2013, the Company became an introducing broker registered with the Commodity and Futures Trading Commission ("CFTC"). The Company executes various swap and futures contracts for its clients solely on an agency and/or give-up basis. On September 10, 2014, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("GAAP") and is required by the SEC and FINRA.

Use of estimates - The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk - The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not subject to any significant credit risk on its cash.

Commissions receivable - Commissions receivable are uncollateralized customer obligations, due under normal trade terms, generally requiring payment within 30 days from the invoice date. Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. The allowance was $0 as of September 30, 2015.

Deposits with Clearing Agent - The Company, per the terms of its clearing agreements, is required to maintain a security deposit with its clearing brokers. Such deposit amounts are refundable to the Company upon termination of the agreement and are reflected as due from clearing firm in the accompanying statement of financial condition.

Property and equipment – Property and equipment are recorded at cost, less accumulated depreciation. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. Depreciation is provided on the straight-line basis over the expected useful life of the asset (3 - 8 years).

Revenue recognition - Commissions related transactions, as well as the resulting revenues and expenses, are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax - The Company is a limited liability company. It is taxed as a branch of a foreign corporation and files Form 1120F, under the U.S. Internal Revenue Code.

The Company files its income tax return in the U.S. federal jurisdiction and in the state and city of New York. All tax years since the Company's inception are subject to U.S. federal income tax examination by all authorities.

The Company files an annual 1120F tax return on a cash basis. The Company recognizes current tax assets and liabilities for federal, state and local income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their ability to be realized exists.

The Company applies the provisions of Account Standards Codification ("ASC") 740, "Income Taxes", which clarifies the accounting for the reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

Management has analyzed the positons for all open tax years, and the positons to be taken for the tax year ended September 30, 2015 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management has determined the major tax jurisdictions to be where the Company is organized and where the Company does business; however, no reserves for uncertain tax provisions were required to have been recorded as a result of the application ASC 740 for the year ended September 30, 2015. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to the tax laws, regulations and interpretations thereof.

The Company recognizes interest, if any, as interest expense and penalties, if any, as other expenses on the statement of operations.

3. INCOME TAXES

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax asset and deferred tax liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

Income tax expense consisted of the following:

Current:	
Federal	$ 47,148
State and local	28,260
	75,408
Deferred:	
Federal	67,508
State and local	15,431
	82,939
Total tax expense	$ 158,347

The following reconciles the Company's effective tax rate from the U.S. federal statutory tax rate to such amount for the year ended September 30, 2015:

Federal statutory tax rate	35.00%
State and local income tax (net of effect on federal income tax)	8.00
Effective tax rate	43.00%

3. INCOME TAXES (continued)

The components of deferred income taxes recorded in the accompanying statement of financial condition comprise a net deferred tax liability of approximately $359,030. The approximate income tax effect of each type of temporary difference is as follows:

Deferred tax assets:	
Accrued other liabilities	$ 136,635
Accrued administrative liabilities	494,720
Total deferred tax asset	631,355
Deferred tax liabilities:	
Accrued commission receivables	941,065
Fixed assets	44,712
Other	4,608
Total deferred tax liability	990,385
Net deferred tax liability	$ 359,030

4. SUBORDINATED LIABILITIES

Subordinated liabilities as of September 30, 2015 include the following:

Subordinated loan, 3% due December 1, 2016	$500,000

The subordinated loan is with the Member and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest is accrued at a rate of $1,250 per month or $15,000 per year. None of the interest accrued to date has been remitted.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require that the Company maintain a minimum net capital that exceeds the greater of either $60,000 or 6.67% of aggregate indebtedness. On September 30, 2015, the Company had net capital of $907,899, which exceeded the minimum capital requirement of $127,664 by $780,235. The Company's ratio of aggregate indebtedness to net capital was 2.1:1. The Company is exempt from the reserve requirements of 15c-3-3 since it does not carry customer funds or margin accounts. It does not hold funds or securities for, or owe money or securities to, customers.

6. SIGNIFICANT CUSTOMER

Commission income from two customers amounted to 25% of commission income for fiscal year ended September 30, 2015. As of September 30, 2015, the receivable from two customers represented 28% of the total commission receivable.

7. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Member. Under this agreement, the Company incurs administrative sharing expenses equal to 50% of gross revenues earned by the Company. For the year ended September 30, 2015, administrative sharing expenses incurred under the expense sharing agreement amounted to $3,247,784. The Company also incurred $200,000 of salary expense to reimburse the Member for wages incurred while assisting in management efforts. The Company had a balance of $1,150,512 payable to the Member as of September 30, 2015.

8. 401K SAVINGS PLAN

Effective 2015, the Company adopted a qualified 401k Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times. The Company incurred an expense for employer contributions of $7,878 during the year ended September 30, 2015 which was included in salaries, commissions and related costs on the accompanying statement of operations.

9. DUE FROM CLEARING BROKERS

The Company maintains clearing relationships at two financial institutions. The Company clears securities transactions through their clearing agents. The Company considers the amounts due from its clearing agent to be fully refundable, and accordingly, no allowance for doubtful accounts has been established for these balances.

10. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

		Depreciable Life Years
Furniture	$ 80,880	5
Computer equipment	89,908	3
Software	2,238	3
Telecommunications equipment	122,754	4-8
	295,780	
Less: accumulated depreciation	(66,531)	
Property and equipment, net	$ 229,249	

Depreciation expense for the fiscal year ended September 30, 2015 $ 44,354

11. PRIOR PERIOD ADJUSMENT

In previously issued financial statements, the Company failed to account for its deferred tax liabilities. This deferred tax expense would have reduced the net income on the audited financials for the year ended September 30, 2014 by $276,091. Because this liability is substantially contingent on non-allowable receivables and the corresponding payable, the Company would have added the related deferred tax liability back to net capital when computing net capital under SEC Rule 15c3-1. Accordingly, the Company revised the previously issued financial statements to correct the accounting for deferred tax liability and revise opening member's equity as of September 30, 2014 by $276,901. As such, the net capital under Rule 15c3-1 would not have been materially affected.

12. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space. Rent expense for the fiscal year ended September 30, 2015 totaled $75,582. Under its previous lease, the Company incurred $57,484. Under an operating lease expiring on July 31, 2018, $18,098 was incurred. Future minimum rental payments under non-cancellable operating leases are as follows:

Fiscal Year ending September 30, 2015		Amount
2016	$	124,120
2017		127,671
2018		108,915
Total	$	360,706

In October 2015, the Company entered into two apartment leases. The total annual rent of these leases is: $147,100. The first year's rent has been remitted in advance. Both leases are for a one-year term.

13. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For the year ended September 30, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which supersedes existing accounting standards for revenue recognition and creates a single framework. The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance is effective for the Company's fiscal year that begins on January 1, 2018, and requires either a retrospective or a modified retrospective approach to adoption. The Company is currently evaluating the potential impact on its Financial Statements and the related disclosures, as well as the available transition methods. Early adoption is prohibited.

14. SUBSEQUENT EVENTS

The company evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of OTCex, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by OTCex, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating OTCex, LLC's compliance with the applicable instructions of Form SIPC-7. OTCex, LLC's management is responsible for OTCex, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Wire Date	Payee	Amount
June 17, 2015	SIPC	$11,859
October 28, 2015	SIPC	$ 3,483

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including focus reports, general ledger and financial statements from October 1, 2014 to September 30, 2015, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including focus reports, general ledger and financial statements from October 1, 2014 to September 30, 2015 supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
December 14, 2015

OTCex, LLC

Schedule of Securities Investor Protection Corporation Assessment and Payment
For the Year Ended September 30, 2015

SIPC-7 General Assessment	15,342
Less amounts paid:	
Amount paid on June 17, 2015	11,859
Amount due with Form SIPC-7	3,483

SIPC Collection Agent: Securities Investor Protection Corporation

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended SEPTEMBER 30 , 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

OTC EX LLC
135 East 57th Street, 23rd Floor
New York, NY 10022

8-69129

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jay Gettenberg 212-668-8700 ext 25

2. A.	General Assessment (item 2e from page 2)	$15,342
B.	Less payment made with SIPC-6 filed (exclude interest) JUNE 17, 2015 (Date Paid)	(11,859)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$3,483
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$3,483 (to be paid by wire)
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OTC EX LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 15 day of OCTOBER , 20 15 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning OCT 1st, 2014 and ending SEP 30th, 2015
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,456,610
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	319,481
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $221	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	221
Total deductions	319,702
2d. SIPC Net Operating Revenues	$6,136,908
2e. General Assessment @ .0025	$15,342

(to page 1, line 2.A.)